# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rein Therapeutics, Inc., CIK 0001420565
CUSIP: 00887A204
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 12407 N. MOPAC EXPY., SUITE 250 #390, AUSTIN, Texas (TX), 78758
Date of event which requires filing of this statement: 05/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001730145

## Reporting persons
- Voss Value Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 583,206; shared voting power 0; sole dispositive power 583,206; shared dispositive power 0; aggregate amount beneficially owned 583,206 (2.5% of the class)
- Voss Value-Oriented Special Situations Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 316,768; shared voting power 0; sole dispositive power 316,768; shared dispositive power 0; aggregate amount beneficially owned 316,768 (1.4% of the class)
- Voss Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 899,974; shared voting power 0; sole dispositive power 899,974; shared dispositive power 0; aggregate amount beneficially owned 899,974 (3.9% of the class)
- Voss Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 1,277,856; shared voting power 0; sole dispositive power 1,277,856; shared dispositive power 0; aggregate amount beneficially owned 1,277,856 (5.6% of the class)
- Cocke Travis W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,277,856; shared voting power 0; sole dispositive power 1,277,856; shared dispositive power 0; aggregate amount beneficially owned 1,277,856 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Rein Therapeutics, Inc.
Address of issuer's principal executive offices: 12407 N. MOPAC EXPY., SUITE 250 #390, AUSTIN, TEXAS 78758

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Voss Value Master Fund, L.P. ("Voss Value Master Fund");

Voss Value-Oriented Special Situations Fund, L.P. ("Voss Value-Oriented Special Situations Fund");

Voss Advisors GP, LLC ("Voss GP");

Voss Capital, L.P. ("Voss Capital"); and

Travis W. Cocke.
Address of principal business office or, if none, residence:
Voss Value Master Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Value-Oriented Special Situations Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss GP
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Capital
3773 Richmond, Suite 850
Houston, Texas 77046

Travis W. Cocke
3773 Richmond, Suite 850
Houston, Texas 77046
Citizenship:
Voss Value Master Fund
Cayman Islands

Voss Value-Oriented Special Situations Fund
Texas

Voss GP
Texas

Voss Capital
Texas

Travis W. Cocke
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on May 14, 2025:

(i) Voss Value Master Fund beneficially owned 583,206 shares of Common Stock, $0.001 par value, of the Issuer (the "Shares").

(ii) Voss Value-Oriented Special Situations Fund beneficially owned 316,768 Shares.

(iii) Voss GP, as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 583,206 Shares beneficially owned by Voss Value Master Fund and (ii) 316,768 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

(iv) Voss Capital, as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain accounts managed by Voss Capital (the "Voss Managed Accounts"), may be deemed the beneficial owner of the (i) 583,206 Shares beneficially owned by Voss Value Master Fund, (ii) 316,768 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 377,882 Shares held in the Voss Managed Accounts.

(v) Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 583,206 Shares owned by Voss Value Master Fund, (ii) 316,768 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 377,882 Shares held in the Voss Managed Accounts.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 21,992,387 Shares outstanding as of March 27, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on April 7, 2025, (ii) 159,500 Shares issued upon the exercise of certain 2023 Warrants (as defined in the Issuer's Current Report on Form 8-K filed with the SEC on April 22, 2025 (the "April 8-K")), and (iii) 743,429 Shares issued upon the exercise of certain 2024 Warrants (as defined in the April 8-K).

As of the close of business on May 14, 2025:

(i) Voss Value Master Fund may be deemed to beneficially own approximately 2.5% of the outstanding Shares;

(ii) Voss Value-Oriented Special Situations Fund may be deemed to beneficially own approximately 1.4% of the outstanding Shares;

(iii) Voss GP may be deemed to beneficially own approximately 3.9% of the outstanding Shares;

(iv) Voss Capital may be deemed to beneficially own approximately 5.6% of the outstanding Shares (approximately 1.7% of the outstanding Shares are held in the Voss Managed Accounts); and

(v) Mr. Cocke may be deemed to beneficially own approximately 5.6% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (05/14/2025)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (05/14/2025)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (05/14/2025)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (05/14/2025)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (05/14/2025)